Filed by Walgreen Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Walgreen Co.

Commission File No.: 001-00604

Date: August 11, 2014

Wasson’s Weekly (August 11, 2014):

Wasson’s Weekly

Turning the page

We have huge opportunities in front of us

August 11, 2014

There’s no question we’ve all been on quite a rollercoaster ride the past few months. As we approached the decision point about our partnership with Alliance Boots, we withstood a storm of speculation and criticism—some of it informed, much of it … less so.

So it’s no surprise that for many team members, the initial reaction to last week’s announcement, along with excitement about sealing the deal, was one of relief. Relief to finally have a measure of certainty about our future.

As the dust has settled, the next reaction is very likely, “What now?”

And that’s where I’d like to focus. We have a lot of work to do, and we have huge opportunities in front of us. So it’s time to tune out all the noise from the media, politicians and the financial markets. They have weighed in, and their reaction has been about what we thought.

So, whether we’re being praised or criticized, we have a job to do.

I personally have never been more excited about our future—and here’s why.

We’re going from being the industry leader in the United States to being a major healthcare and retail player on the global stage. That’s huge—and something we can all point to with great pride.

It will strengthen our long-term financial position, open up big opportunities for us in new markets around the world and give our customers access to an unparalleled portfolio of great brands.

We have a solid integration plan in place and a new leadership team that will be transitioning into their roles as the close of the transaction nears. And we have our Next Chapter plan that will transform the retail model for health and wellbeing, better integrate pharmacy and healthcare to deliver innovative new services and reinvent the pharmaceutical value chain.

Finally, we absolutely must reach new levels of efficiency, accelerating the efforts already underway so we can be nimble enough to seize the many promising global opportunities that await us.

So, as we undertake all this, here’s what I ask of you:

•	Be open to change. There’s no other way to put it: Constant change is going to be a fact of life (and not just at Walgreens), and we have to do our best to “roll with it” and take advantage of the opportunities that come along.

•	Be patient. We don’t have all the answers yet, but we’ll do our best to keep you informed every step of the way.

•	Step up. We’re going to need everyone’s help. In every situation, ask yourself, “What can I be doing personally to help drive our goals along?”

•	Be bold. In this world, playing it safe is the least safe thing we can do. We have to always be looking for opportunity instead of at the obstacles that limit us.

•	Be persistent. Keep pressing forward. Focus on the goal and don’t relent.

This is a once-in-a-lifetime opportunity to reshape our industry, and I hope you’re as excited as I am to be a part of it. Now let’s get to work!

Thank you for reading, and be well.

Greg

[Legends included in the original are excerpted at the end of this filing]

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Cautionary Note Regarding Forward-Looking Statements.

Statements in this communication that are not historical are forward-looking statements for purposes of applicable securities laws. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “target,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including: the risks that one or more closing conditions to the transactions may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions or that the required approvals by the Company’s shareholders may not be obtained; the risk of a material adverse change that the Company or Alliance Boots or either of their respective businesses may suffer as a result of disruption or uncertainty relating to the transactions; risks associated with changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate; risks associated with new business areas and activities; risks associated with acquisitions, joint ventures, strategic investments and divestitures, including those associated with cross-border transactions; risks associated with governance and control matters; risks associated with the Company’s ability to timely arrange for and consummate financing for the contemplated transactions on acceptable terms; risks relating to the Company and Alliance Boots’ ability to successfully integrate our operations, systems and employees, realize anticipated synergies and achieve anticipated financial results, tax and operating results in the amounts and at the times anticipated; the potential impact of announcement of the transactions or consummation of the transactions on relationships and terms, including with employees, vendors, payers, customers and competitors; the amounts and timing of costs and charges associated with our optimization initiatives; our ability to realize expected savings and benefits in the amounts and at the times anticipated; changes in management’s assumptions; the risks associated with transitions in supply arrangements; risks that legal proceedings may be initiated related to the transactions; the amount of costs, fees, expenses and charges incurred by Walgreens and Alliance Boots related to the transactions; the ability to retain key personnel; changes in financial markets, interest rates and foreign currency exchange rates; the risks associated with international business operations; the risk of unexpected costs, liabilities or delays; changes in network participation and reimbursement and other terms; risks associated with the operation and growth of our customer loyalty program; risks associated with outcomes of legal and regulatory matters, and changes in legislation, regulations or interpretations thereof; and other factors described in Item 1A (Risk Factors) of our most recent Form 10-K and Form 10-Q, each of which is incorporated herein by reference, and in other documents that we file or furnish with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, Walgreens does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transactions between Walgreen Co. (“Walgreens” or the “Company”) and Alliance Boots GmbH (“Alliance Boots”), Walgreens Boots Alliance, Inc. (“Walgreens Boots Alliance”) will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement of

Walgreens that also constitutes a prospectus of Walgreens Boots Alliance. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of Walgreens. INVESTORS AND SECURITY HOLDERS OF WALGREENS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Walgreens or Walgreens Boots Alliance through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Walgreens or Walgreens Boots Alliance will be available free of charge on Walgreens’ internet website at www.walgreens.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by contacting Walgreen’s Investor Relations Department at (847) 315-2361.

Participants in the Solicitation

Walgreens, Alliance Boots, Walgreens Boots Alliance and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Walgreens common stock in respect of the proposed transactions. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Walgreens’ directors and executive officers in Walgreens’ Annual Report on Form 10-K for the year ended August 31, 2013 and definitive proxy statement filed with the SEC on November 25, 2013. You can obtain free copies of these documents, which are filed with the SEC, from Walgreens using the contact information above.

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